Exhibit 99.1

Axonex Intelligence and Synergy Technology Group Form Joint Venture to Accelerate Digital Twin and Drone Flight Control Expansion

(Hong Kong, 11 March 2026) — Mint Incorporation Limited (“Mint” or the “Group”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that its wholly-owned subsidiary, Axonex Intelligence Limited (“AXONEX”) has entered into a joint venture agreement (the “JV Agreement”) with Synergy Technology Group Limited (“STG”) to establish Axonex Automation Limited (“JV company”), a new Hong Kong-based joint venture company focused on commercializing advanced digital twin and drone flight control technologies in Hong Kong and selected overseas markets.

Under the JV Agreement, AXONEX will hold an 80% equity interest in Axonex Automation Limited, while STG will hold the remaining 20%. The joint venture will combine AXONEX’s operational resources and international business capabilities with STG’s proven technology in digital twins and drone flight control systems to drive scalable deployment in sectors such as infrastructure inspection, utilities, smart cities, and industrial operations.

AXONEX has committed to provide up to HK$ 20,000,000 of capital to the joint venture in stages, subject to the achievement of defined business and technical milestones set out in the agreement. The funding will be released through four tranches over an expected 12–24-month period.

STG will contribute technology, intellectual property, know-how, and ongoing technical support to the JV company, initially via a license of its core digital twin and drone flight control platforms, the “Zhishan No-Code Digital Twin Universal Platform and related drone inspection technologies” to Axonex Automation Limited.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint stated: “This joint venture creates a focused vehicle to bring next-generation digital twin and autonomous drone capabilities from concept to commercial reality across Hong Kong and key overseas markets.”

A representative of Synergy Technology Group Limited added: “Our collaboration with AXONEX will accelerate the real-world adoption of our digital twin and drone flight control technologies in critical infrastructure, smart city, and industrial applications, leveraging Hong Kong as a launchpad for global expansion.”

Axonex Intelligence and Synergy Technology Group Form Joint Venture to Accelerate Digital Twin and Drone Flight Control Expansion

11 March 2026

Photo Caption

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint (Right) and Mr. Jiang Xiaotong, founder of STG (Left) signed the JV to establish Axonex Automation Limited focused on commercializing advanced digital twin and drone flight control technologies in Hong Kong and selected overseas markets.

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About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong-Kong based enterprise listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary Axonex Intelligence Limited, the company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Synergy Technology Group Limited

Synergy Technology Group Limited is a Hong Kong-based technology company specializing in advanced digital twin solutions and drone flight control systems, with applications across infrastructure monitoring, utilities, and smart city ecosystems. Founded by Jiang Xiaotong, an Associate Professor at Southeast University, Synergy Technology Group Limited operates under a license from Nanjing Zhishan Intelligent Technology Research Institute Co., Ltd (“南京止善智能科技研究院有限公司”) for the “Zhishan No-Code Digital Twin Universal Platform and related drone inspection technologies” (“止善零代码数字孪生通用平台”及”无人机巡检”).

Forward-Looking Statements

Certain statements in this release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

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